UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED NOVEMBER 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: January 12, 2012

Exhibit 99.1

WuXi PharmaTech Announces Third-Quarter 2011 Results

SHANGHAI, China, November 10, 2011 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the third quarter of 2011.

Highlights

•	Third-Quarter 2011 Net Revenues Increased 24.0% Year Over Year to $104.0 Million

•	Manufacturing Services Net Revenues Grew 183.8% Year Over Year to $20.1 Million

•	Laboratory Services Net Revenues Grew 9.2% Year Over Year to $83.9 Million

•	China-Based Laboratory Services Net Revenues Increased 10.7% Year Over Year to $63.2 Million

•	GAAP Operating Income Increased 15.8% Year Over Year to $22.2 Million

•	Non-GAAP Operating Income Increased 10.1% Year Over Year to $24.9 Million

•

GAAP Diluted Earnings Per ADS Declined 53.8% Year Over Year to 27 Cents Due to Inclusion in the Prior-Year Results of a Termination Fee Relating to the Proposed Transaction with Charles River Laboratories and an Increase in the Effective Tax Rate

•	Non-GAAP Diluted Earnings Per ADS Increased 2.6% Year Over Year to 31 Cents Due to an Increase in the Effective Tax Rate

•	WuXi Refines Its Full-Year 2011 Guidance

•	Board Member Jeff Leng Elected to Audit Committee

Management Comment

“WuXi achieved another solid quarter, driven by particularly strong revenue performances in Manufacturing Services, integrated medicinal chemistry, DMPK/ADME, toxicology, formulation, and analytical and bioanalytical services,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We exceeded our revenue guidance and met our operating-margin guidance for the quarter. We are on track to achieve full-year 2011 revenues of $402 to $406 million, GAAP operating margin of about 21%, and non-GAAP operating margin of about 24%.

“Global R&D outsourcing to China continues to increase going into 2012,” Dr. Li continued. “WuXi is well positioned to benefit from this outsourcing trend by offering our customers an integrated R&D services platform for cost-effective drug discovery and development.

“WuXi is building an alternative R&D engine for the life-sciences industry. This engine represents an integrated technology platform and service offerings that will enable anyone and any company to discover and develop medicines. China is rapidly becoming an important hub for pharmaceutical R&D, in part because of the rapid growth of the large Chinese pharmaceutical market itself. WuXi is positioned to continue to lead the Chinese life-sciences industry by building capabilities and capacities to serve our customers better.

“Our two recent acquisitions to expand our capabilities are examples of this strategy. The Abgent acquisition brings to WuXi biological research reagents for drug discovery and basic research. These product lines expand our service offering to our existing customers and to new customers in the life-sciences research community and tap into the rapidly growing Chinese life-sciences research market. The MedKey acquisition is an essential step in completing WuXi’s broad, integrated platform of pharmaceutical R&D services, with integrated capabilities ranging from molecule synthesis to testing in humans. MedKey provides WuXi with an existing China-based clinical development service capability and infrastructure, giving WuXi access into this important market segment faster than we could accomplish on our own.

“WuXi has also formed a corporate venture fund, capitalized at up to $50 million. This fund will invest in technologies and life-sciences companies to enhance our platform capabilities and to help great minds realize the potential of their technologies and intellectual property. Through the fund’s investments, WuXi expects to benefit from appreciation in value of the companies invested in and from access to these technologies and collaborations, including new revenue-generating opportunities.”

Dr. Li concluded, “I am pleased to announce that on November 8, the Board of Directors of WuXi PharmaTech elected board member Jeff Leng to the Audit Committee.”

GAAP Results

Third-quarter 2011 net revenues increased 24.0% year over year to $104.0 million mainly due to 183.8% growth in Manufacturing Services net revenues and 10.7% growth in China-based Laboratory Services revenues. Manufacturing Services revenue growth was driven by our large-scale commercial manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business. Revenue growth in China-based Laboratory Services was driven by our comprehensive and integrated discovery and development services, with particularly strong growth in medicinal chemistry, DMPK/ADME, formulation, toxicology, and analytical and bioanalytical services.

Third-quarter 2011 GAAP gross profit increased 36.0% year over year to $40.6 million due to 24.0% revenue growth and gross-margin improvement. Third-quarter 2011 GAAP gross margin increased year over year to 39.0% from 35.6%. Gross margin in Manufacturing Services improved year over year to 30.7% from 17.2% due to strong revenue growth and increasing capacity utilization in our large-scale manufacturing facilities. Gross margin in Laboratory Services increased year over year to 41.0% from 37.3% due to factors in both 2010 and 2011. In 2010, we recorded a non-recurring employee retention award of $3.1 million in cost of revenues. Offsetting this favorable year-over-year effect, in 2011 we experienced higher labor costs in China, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

Third-quarter 2011 GAAP operating income grew 15.8% year over year to $22.2 million due to the 36.0% increase in gross profit, offset by expenses relating to the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and developing our biology research capabilities. Operating expenses in the third quarter of 2010 had a favorable net impact of $2.4 million associated with the proposed transaction with Charles River Laboratories.

Third-quarter 2011 GAAP net income decreased 53.4% year over year to $20.6 million due to a $30 million termination fee relating to the proposed transaction with Charles River Laboratories in the prior-year results and an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities, offset by the 15.8% increase in operating income and higher interest income from short-term investments.

Third-quarter 2011 GAAP diluted earnings per ADS decreased 53.8% to 27 cents, mainly due to the 53.4% decrease in net income.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact in both the current-year and the prior-year results, and the $30 million termination fee received from Charles River Laboratories related to the proposed transaction, expenses incurred in connection with that transaction, and bonuses paid to all employees after termination of that transaction in the prior-year results.

Third-quarter 2011 non-GAAP gross profit increased 20.9% year over year to $41.8 million due to broad-based revenue growth offset by a decline in non-GAAP gross margin to 40.2% from 41.2%. Non-GAAP gross margin in Laboratory Services decreased year over year due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion. This effect was partially offset by improved non-GAAP gross margin in Manufacturing Services due to strong revenue growth and increased capacity utilization in our large-scale manufacturing facilities.

Third-quarter 2011 non-GAAP operating income increased 10.1% year over year to $24.9 million, primarily due to the 20.9% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and building of our biology research capabilities.

Third-quarter 2011 non-GAAP net income grew 3.5% year over year to $23.2 million due to the 10.1% increase in non-GAAP operating income and higher interest income from short-term investments, offset by an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities.

Diluted non-GAAP earnings per ADS grew 2.6% year over year to 31 cents, mainly due to the 3.5% increase in non-GAAP net income, offset by slightly higher share count due to the exercise of stock options and restricted stock.

2011 Financial Guidance

The company updates its full-year 2011 financial guidance:

•	Total net revenues of $402-406 million, including about $1.5 million from two months of combined revenue from the newly acquired Abgent and MedKey businesses

•	Growth in net revenues of China-based Laboratory Services of 14-15%

•	Growth in net revenues of U.S.-based Laboratory Services of about 6%

•	Growth in net revenues of Manufacturing Services of at least 84%

•	GAAP gross margin approximately equal to that in full-year 2010, and a year-over-year decline in non-GAAP gross margin of about 1.5 percentage points

•	GAAP operating margin of about 21% and non-GAAP operating margin of about 24%

•	Capital expenditures of $60-65 million

•	GAAP effective tax rate of about 18%

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	September 30, 2011	December 31, 2010
Assets:
Current assets:
Cash and cash equivalents	54,654	115,401
Restricted cash	1,848	1,989
Short-term investment	148,351	38,084
Accounts receivable, net	72,127	57,041
Inventories	33,155	17,277
Prepaid expenses and other current assets	15,705	15,124

Total current assets	325,840	244,916

Non-current assets:
Goodwill	24,668	23,956
Property, plant and equipment, net	229,036	205,547
Intangible assets, net	3,521	4,254
Land use rights	5,473	5,352
Deferred tax assets	7,916	10,887
Other non-current assets	12,653	3,221
Total non-current assets	283,267	253,217

Total assets	609,107	498,133

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	28,727	263
Accounts payable	17,977	14,800
Accrued expenses	17,159	20,548
Deferred revenue	7,919	8,816
Advanced subsidies	4,795	4,460
Other taxes payable	1,655	2,790
Convertible notes	35,864	—
Other current liabilities	10,077	7,891

Total current liabilities	124,173	59,568

Non-current liabilities:
Long-term debt, excluding current portion	1,696	1,852
Advanced subsidies	3,411	2,934
Convertible notes	—	35,864
Other non-current liabilities	4,366	5,085

Total non-current liabilities	9,473	45,735

Total liabilities	133,646	105,303

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 568,815,680 and 560,972,080 issued and outstanding as of September 30, 2011, and December 31, 2010, respectively)	11,376	11,219
Additional paid-in capital	342,519	332,913
Retained earnings	79,677	22,180
Accumulated other comprehensive income	41,889	26,518

Total equity	475,461	392,830

Total liabilities and equity	609,107	498,133

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2010	% change	2011	2010	% change
Net revenues:
Laboratory Services	83,857	76,761	9.2%	239,161	216,340	10.5%
Manufacturing Services	20,111	7,086	183.8%	59,475	29,146	104.1%

Total net revenues	103,968	83,847	24.0%	298,636	245,486	21.7%

Cost of revenues:
Laboratory Services	(49,466)	(48,152)	2.7%	(142,885)	(128,608)	11.1%
Manufacturing Services	(13,946)	(5,865)	137.8%	(41,871)	(23,423)	78.8%

Total cost of revenues	(63,412)	(54,017)	17.4%	(184,756)	(152,031)	21.5%

Gross profit:
Laboratory Services	34,391	28,609	20.2%	96,276	87,732	9.7%
Manufacturing Services	6,165	1,221	404.9%	17,604	5,723	207.6%

Total gross profit	40,556	29,830	36.0%	113,880	93,455	21.9%

Operating expenses:
Selling and marketing expenses	(2,736)	(2,140)	27.9%	(7,240)	(6,754)	7.2%

General and administrative expenses	(15,576)	(8,484)	83.6%	(43,042)	(33,970)	26.7%

Total operating expenses	(18,312)	(10,624)	72.4%	(50,282)	(40,724)	23.5%

Operating income	22,244	19,206	15.8%	63,598	52,731	20.6%

Other income (expenses), net:
Other income (expenses), net	1,366	26,802	(94.9%)	3,142	27,417	(88.5%)
Interest income (expenses), net	1,641	340	382.6%	3,447	597	477.4%

Total other income (expenses), net	3,007	27,142	(88.9%)	6,589	28,014	(76.5%)

Income before income taxes	25,251	46,348	(45.5%)	70,187	80,745	(13.1%)
Income tax expense	(4,628)	(2,088)	121.6%	(12,689)	(7,210)	76.0%

Net income	20,623	44,260	(53.4%)	57,498	73,535	(21.8%)

Basic net earnings per ADS	0.29	0.64	(54.3%)	0.81	1.06	(23.4%)
Diluted net earnings per ADS	0.27	0.59	(53.8%)	0.76	0.99	(22.6%)

Weighted average ADS outstanding—basic	71,073,646	69,659,769		70,786,042	69,387,011
Weighted average ADS outstanding—diluted	75,175,960	74,583,839		75,352,990	74,586,316

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2010	% change	2011	2010	% change
GAAP gross profit	40,556	29,830	36.0%	113,880	93,455	21.9%
GAAP gross margin	39.0%	35.6%		38.1%	38.1%
Adjustments:
Share-based compensation	862	870	(0.9%)	2,842	2,754	3.2%
Amortization of acquired intangible assets	355	764	(53.5%)	1,065	2,292	(53.5%)
Non-recurring deal retention award	—	3,076	(100.0%)	—	3,076	(100.0%)

Non-GAAP gross profit	41,773	34,540	20.9%	117,787	101,577	16.0%
Non-GAAP gross margin	40.2%	41.2%		39.4%	41.4%

GAAP operating income	22,244	19,206	15.8%	63,598	52,731	20.6%
GAAP operating margin	21.4%	22.9%		21.3%	21.5%
Adjustments:
Share-based compensation	2,319	1,960	18.3%	8,366	7,029	19.0%
Non-recurring deal cost	—	1,977	(100.0%)	—	4,911	(100.0%)

Non-recurring deal breakup fee	—	(5,000)	(100.0%)	—	(5,000)	(100.0%)
Non-recurring deal retention award	—	3,721	(100.0%)	—	3,721	(100.0%)
Amortization of acquired intangible assets	355	764	(53.5%)	1,065	2,292	(53.5%)

Non-GAAP operating income	24,918	22,628	10.1%	73,029	65,684	11.2%
Non-GAAP operating margin	24.0%	27.0%		24.5%	26.8%

GAAP net income	20,623	44,260	(53.4%)	57,498	73,535	(21.8%)
GAAP net margin	19.8%	52.8%		19.3%	30.0%
Adjustments:
Share-based compensation	2,319	1,960	18.3%	8,366	7,029	19.0%
Non-recurring deal cost	—	1,977	(100.0%)	—	4,911	(100.0%)

Non-recurring deal breakup fee	—	(30,000)	(100.0%)	—	(30,000)	(100.0%)
Non-recurring deal retention award	—	3,721	(100.0%)	—	3,721	(100.0%)
Amortization of acquired intangible assets	355	764	(53.5%)	1,065	2,292	(53.5%)
Deferred tax impact related to acquired intangible assets	(137)	(296)	(53.7%)	(412)	(888)	(53.6%)

Non-GAAP net income	23,160	22,386	3.5%	66,517	60,600	9.8%
Non-GAAP net margin	22.3%	26.7%		22.3%	24.7%

Income attributable to holders of ADS (Non-GAAP):
Basic	23,160	22,386	3.5%	66,517	60,600	9.8%
Diluted	23,160	22,386	3.5%	66,517	60,600	9.8%

Basic earnings per ADS (Non-GAAP)	0.33	0.32	1.4%	0.94	0.87	7.6%
Diluted earnings per ADS (Non-GAAP)	0.31	0.30	2.6%	0.88	0.81	8.6%

Weighted average ADS outstanding– basic (Non-GAAP)	71,073,646	69,659,769		70,786,042	69,387,011
Weighted average ADS outstanding – diluted (Non-GAAP)	75,175,960	74,583,839		75,352,990	74,586,316

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2010	% change	2011	2010	% change
Net revenues:
China-based Laboratory Services	63,233	57,133	10.7%	179,702	159,778	12.5%
China-based Manufacturing Services	20,111	7,086	183.8%	59,475	29,146	104.1%

Subtotal	83,344	64,219	29.8%	239,177	188,924	26.6%
U.S.-based Laboratory Services	20,624	19,628	5.1%	59,459	56,562	5.1%

Total net revenues	103,968	83,847	24.0%	298,636	245,486	21.7%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Friday, November 11, 2011, to discuss its third-quarter 2011 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	22667276

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	22667276

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the third-quarter 2010 and 2011 gross profit, gross margin, operating income, operating margin, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, transaction costs and termination fee relating to the terminated transaction with Charles River Laboratories, bonuses paid after the termination of the transaction, and losses from discontinued operations. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for third-quarter and full-year 2011 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues, U.S.-based Laboratory Services net revenues, Manufacturing Services net revenues, gross margins, operating margins, capital expenditures, effective tax rates, and other trends), an increased trend towards outsourced and offshored R&D, our ability to benefit from this trend and our related efforts to be the industry’s alternative R&D engine to discover and develop new drugs for both the global and Chinese markets and the anticipated benefits of the Abgent and MedKey acquisitions and other planned investments and capital expenditures (including investments through WuXi’s corporate venture fund).

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of the Abgent and MedKey acquisitions or other planned investments and capital expenditures (including investments made through the planned corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; and we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2010 Annual Report on Form 20-F. Our results of operations for third-quarter 2011 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

/Logo: NewsCom: http://www.newscom.com/cgi-bin/prnh/20040705/CNM002LOGO

PRN Photo Desk, +1-888-776-6555 or +1-212-782-2840/

/Web site: http://www.wuxiapptec.com/

(WX)